

August 1, 2013

Via E-mail
Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place
Suite 200
Wakefield, MA 01880

> **Re: Franklin Street Properties Corp.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed on February 19, 2013**
> **File No. 001-32470**

Dear Mr. Demeritt:

    We have reviewed your response dated July 25, 2013 and have the following additional comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 2. Properties, page 15

1.   We have considered your response to our prior comment. Please provide us with more information regarding the undiscounted cash flow analyses prepared for the Federal Way Properties as of December 31, 2012 and March 31, 2013. In your response tell us the assumed year one net cash flow, growth rate, and the holding period used in the analyses. In addition, tell us the actual cash flow generated by the property for the year ended December 31, 2012 and the period ended March 31, 2013.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant